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Exhibit (a)(3)

Supplemental Information Regarding Certain Recent Developments

        The following items, which do not affect those historical financial statements, may have a material impact on Pechiney's consolidated financial condition or the results of operations to be announced in the future.

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  Provision has been made at September 30, 2003 for the estimated amount of €33 million for the fees to be paid to Pechiney's financial and legal advisors in respect of their services relating to the Offers.

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  The Coega Aluminum Smelter project for the construction of an aluminum smelter in South Africa using AP50 Technology has made significant progress. Based on the decisions in principle taken by several partners to make equity investments in the project, subject to certain conditions, in addition to the 49% which is to be held by Pechiney, these commitments currently cover more than 90% of the project's equity financing. Moreover, on September 30, 2003, Pechiney gave notice of its decision to continue with the project, which resulted in the electricity supply agreement with the Eskom group becoming effective. This agreement may be terminated during the next 12 months, subject to a break-up fee of US$5 million per month. In addition, this notification triggers an obligation for Pechiney to pay, in October 2003, an installment of 100 million South African Rand (equal, for information purposes, to approximately €12.29 million on the basis of the exchange rate at September 30, 2003) in respect of connection fees, and a requirement that it confirms its undertaking to reimburse, if applicable, up to 133 million South African Rand (equal, for information purposes, to approximately €16.34 million on the basis of the exchange rate at September 30, 2003) which is the maximum amount payable to Eskom as compensation for infrastructure costs not recoverable if the project is terminated. Pechiney thus has been actively continuing the preparation of the Coega Aluminum Smelter project. If a different approach were to be adopted in the future, any decision not to continue the project, made between the date hereof and September 30, 2004, would require that the following be charged to income: the costs capitalized on Pechiney's balance sheet (equal to €45 million at September 30, 2003), as increased by additional assets and commitments to be incurred in the future (in particular the connection fee of up to 100 million South African Rand, the break-up fee, the portion actually incurred of the compensation amount of up to 133 million South African Rand discussed above, and the cost of winding down the project).

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  The non-renewal of a multi-year contract in one of the units in the Packaging Sector is expected to have a negative impact on 2004 revenues of approximately US$30 million, assuming that the loss of the contract is not offset by new business. On the same assumption, it also may become necessary to carry out industrial restructuring measures.

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  The performance of a business contract by a subsidiary of Pechiney with respect to its aluminum-lithium activity could require industrial investments that currently may generate a loss, the aggregate total of which is estimated to amount, in such a scenario, to approximately US$10 million.

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  With respect to the valuation of the Pechiney group's assets, tax loss carry-forwards and goodwill, Pechiney's multi-year business plans, which form the basis for the annual depreciation analysis (unless any new developments come to light during the course of the year), will be presented and analyzed in the last two months of 2003. However, the deteriorating financial outlook in certain of the Pechiney group's businesses will lead Pechiney to incur write-downs of tangible assets in its September 30, 2003 financial statements in the amounts of €6 million in the Primary Aluminum sector, €8 million in the Aluminum Conversion sector and €22 million in the Packaging sector. For the same reasons, an earlier than anticipated review of the outlook for certain of the activities of the Techpack business unit (Packaging sector) and Foil and Strip/Specialties business unit (Aluminum Conversion sector) is ongoing and might lead, if such deteriorating financial outlook was confirmed, to exceptional write-downs in the September 30, 2003 financial statements.

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  On October 22, 2003, the Queensland Government in Australia, without prior consultation, requested a Pechiney subsidiary in Australia to surrender mining rights, which site has not to date been exploited by Pechiney. The government had given Pechiney until October 24, 2003, to make such surrender. Pechiney is considering its position with respect to the merit of such request and, on October 24, 2003, issued a press release stating: "This position taken by the Queensland Government appears incomprehensible to Pechiney and it will not surrender its lease." The Queensland Government has, in turn, commenced legal action in Australia.

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  Exhibit (a)(3)